H.J. GRUY AND ASSOCIATES, INC.
1200 Smith Street, Suite 3040, Houston, Texas  77002 o FAX (713)
739-6112 o (713) 739-1000


                         March 27, 1998


XCL, Ltd.
110 Rue Jean lafitte
Lafayette, Louisiana 70508

RE:     XCL January 1, 1998 Reserve Report

Attn:  Mr. Richard Kennedy

Dear Mr. Kennedy:

H.J. Gruy and Associates, Inc. will not have a final January 1, 1998 reserve report by March 31, 1998. H.J. Gruy engineers require additional time to incorporate recent revisions made to the development plan for the Zhao Dong Block. This information will be provided by XCL on or before April 3, 1998 and a reserve report will be finalized shortly afterwards.

                                   Sincerely,
                                   H.J. GRUY AND ASSOCIATES, INC.

                                   /s/ James L. Vincelette

                                   Jim Vincelette
                                   Executive Vice President

JV:akr